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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           Commission File No. 0-18863

                           NOTIFICATION OF LATE FILING

       (Check One): [ ] Form 10-K  [ ] Form 11-K  [ ] Form 20-F  [X] Form 10-Q
                                 [ ] Form N-SAR

                    For the Period Ended: September 30, 2003
                                          ------------------

[ ] Transition Report on Form 10-K           [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F           [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

         For the Transition Period Ended: ____________________________

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_________________________

                                     PART I
                             REGISTRANT INFORMATION


Full name of registrant: ARMOR HOLDINGS, INC.
Former name if applicable:

Address of principal executive office       1400 MARSH LANDING PARKWAY
City, state and zip code                    JACKSONVILLE, FLORIDA 32250


                                     PART II
                             RULE 12B-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, N-SAR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003 (the "Quarterly Report") could not be filed within the prescribed time because of certain issues which have arisen relating to the valuation of its ArmorGroup Services division. These issues relate to the accounting treatment of certain complex tax issues, which could not be resolved in a timely manner without unreasonable effort or expense. The Registrant anticipates that the Quarterly Report will be made as required under Rule 12b-25
(b)(2)(ii).

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

          Robert R. Schiller                   (904)               741-5400
               (Name)                       (Area Code)       (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no,
identify report(s).            [x] Yes      [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
portion thereof?               [x] Yes      [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Subject to the completion of our review regarding the valuation of our ArmorGroup Services division, we expect to report net income for the three months ended September 30, 2003 of $6.1 million, compared to a net loss of $14.7 million for the three months ended September 30, 2002. Net income for the three months ended September 30, 2003 includes income from continuing operations of $6.1 million and income from discontinued operations of $6,000, compared to income from continuing operations of $3.0 million and a loss from discontinued operations of $17.7 million for the three months ended September 30, 2002.

                              Armor Holdings, Inc.
                              --------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.
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Date: November 17, 2003              By: /s/ Robert R. Schiller
                                         ----------------------
                                         Robert R. Schiller,
                                         Chief Operating Officer and
                                         Chief Financial Officer


                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).